COMMUNITY HERITAGE FINANCIAL, INC.

24 West Main Street (overnight courier deliveries only)

P.O. Box 75 (regular mail)

Middletown, Maryland 21769

September 7, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Community Heritage Financial, Inc.
Offering Statement on Form 1-A
Amended on August 31, 2022
File No. 024-11920

Ladies and Gentlemen:

Community Heritage Financial, Inc. hereby requests qualification of the above-referenced offering statement at 4:00 P.M., Eastern Time, on Friday, September 9, 2022, or as soon thereafter as is practicable.

.

Sincerely,

COMMUNITY HERITAGE FINANCIAL, INC.

By:	/s/ Robert E. Goetz
Name:	Robert E. Goetz
Title:	President and Chief Executive Officer